April 5, 2014

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Ronald M. Winfrey

Re:	Glori Acquisition Corp.
Amendment No. 2 to Registration
Statement on Form S-4
Filed March 20, 2014
File No. 333-193387

Amendment No. 6 to Schedule TO
Filed March 27, 2014
File No. 005-86919

Amendment No. 7 to Schedule TO
Filed March 26, 2014
File No. 005-86919

Ladies and Gentlemen:

Glori Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 1, 2014, regarding the filings referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined in our responses herein are to Amendment No. 3 to the Form S-4 (the “Form S-4”) filed contemporaneously with this letter. We intend to file revisions to the two tender offer documents promptly in order to conform these filings with the revisions made to the Form S-4.

C-2 Preferred Issuance, page 5

1.	Please enhance your disclosure to discuss the “enhanced registration rights” the C-2 holders will have.

Response: We have revised the Form S-4 on page 5 in response to the Staff’s comment.

Risk Factors, page 22

The AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for Glori’s services, page 24

2.	In response to our prior comment four, you furnished the “Nehring Data” and the “Knowledge Reservoir” documents to support your statement, “…46% of the world’s oil recovery comes from reservoirs that are suitable for the AERO System as currently developed.” Neither document presents data from outside the U.S. and the Nehring Data addresses reservoirs with permeability greater than 25 millidarcies, not 50 millidarcies as posited in the risk factor. Please provide us appropriate support or amend your document here and elsewhere to remove this statement.

Response: We have revised the Form S-4 on page 24 in response to the Staff’s comment by deleting the statement that 46% of the world’s oil recovery comes from reservoirs that are suitable for the AERO System.

Material U.S. Federal Income Tax Consequences, page 41

3.	We note your response to prior comment 7 that you “believe that the tax opinion in Exhibit 8.1 satisfies the requirements of a ‘short form’ opinion.” We note Exhibit 8.1 filed with Amendment 1 is undated and states the “opinion is expressed as of the date hereof.” Please file an updated tax opinion that clearly reflects that the disclosure in the prospectus is the opinion of counsel. Please see Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We have filed an updated tax opinion as Exhibit 8.1 to the Form S-4 in response to the Staff’s comment.

Unaudited Condensed Combined Pro Forma Financial Statements, page 68

4.	We note revisions to your tables on pages 139 through 141, pertaining to your various issuances of preferred stock, indicate that your Series C-2 Preferred Stock was recently issued with terms that may include a beneficial conversion feature, and that terms associated with your Series C and Series C-1 Preferred Stock were recently amended and may now include beneficial conversion features. Please submit the analyses you performed in determining whether these classes of preferred shares contain beneficial conversion features, and if necessary revise your pro forma balance sheet to reflect the accounting that will be required under FASB ASC 470-20. Please also disclose any accounting effects that will arise upon conversion that are not reflected in you pro forma Statements of Operations.

Response: We have revised the pro forma financial tables in the Form S-4 on pages pages 70 through 78 in response to the Staff’s comment.

Glori’s management believes that the newly issued Series C-2 preferred stock and the recently amended terms of the Series C and C-1 preferred stock contain a beneficial conversion feature (“BCF”) pursuant to ASC 470-20. Specifically, Glori’s management believes that the portion of the scope paragraph in ASC 470-20-25-4(d) (see below) applies to the Series C, C-1 and C-2 preferred shares.

“d. Instruments with conversion features that are not beneficial at the commitment date (see paragraphs 470-20-30-9 through 30-12) but that become beneficial upon the occurrence of a future event, such as an initial public offering.”

Glori’s management believes a firm commitment, as defined in ASC 470-20-20, was made on January 8, 2014, as part of the Merger Agreement because the agreement specified significant share terms to be exchanged at a fixed price and the approximate timing of the transaction, which must be concluded prior to April 25, 2014. On March 13, 2014, the Company executed the Series C-2 Preferred Stock and Warrant Purchase Agreement and also amended the Company’s Certificate of Incorporation, which created BCFs subsequent to the Merger Agreement, and pursuant to which the Series C, C-1 and C-2 preferred shares received preferential treatment and in the money conversion features. Glori’s management has determined that the price of the BCF should be calculated using the guidance in ASC 470-20 by the taking the following steps:

1.	Determine the Series C-2 preferred share and Series C-2 preferred warrant value:

Total proceeds of Series C-2 preferred warrants and preferred shares	$5,048,999
Fair value of Series C-2 preferred warrants; 1,640,924 warrants issued @ $1.25
(based on December 31, 2013 valuation of substantially equivalent Series C & C-1 preferred warrants)	(2,051,155)
Series C-2 preferred shares value	$2,997,844

2.	Determine the per share amount of the Series C-2 preferred share BCF:

Number of Series C-2 preferred shares converting to Infinity Corp. common shares	919,123

Series C-2 preferred share value / number of C-2 shares converting	$3.26
Fair value of Infinity Corp. common shares	8.00
Difference (BCF)	$4.74

3.	Apply the Series C-2 preferred per share BCF to the substantially equivalent Series C and C-1 preferred shares:

BCF calculation of Series C-2 preferred shares ($4.74 * 919,123 shares)	$4,355,140
BCF calculation of Series C preferred shares ($4.74 * 3,640,813 shares)	17,251,501
BCF calculation of Series C-1 preferred shares ($4.74 * 2,226,903 shares)	10,551,877
$32,158,518

In accordance with ASC 470-20-30-8, the intrinsic value of the beneficial conversion feature is limited to the proceeds allocated to the convertible instrument. Therefore the calculation changes as follows:

BCF of the C-2 preferred shares (limited to 2,997,844)	$2,997,844
BCF of the C preferred shares (as is calculated above)	17,251,501
BCF of the C-1 preferred shares (limited to 3,234,000)	3,234,000
Total BCF booked on pro formas	$23,483,345

Glori’s management believes that the BCF of $23.483 million calculated above should be fully recognized as of the date of the consummation of the Business Combination in accordance with ASC 470-20-40-1. Further, in accordance with this section, Glori’s management notes that the debit shall be taken as a deemed dividend. Since the transaction assumes the Series C, C-1 and C-2 preferred shares are all converted, as is required by the Merger Agreement, Glori’s management has shown the $23.483 million as a return of capital in APIC since a dividend exists only to the extent of positive retained earnings.

Glori Technology Services, page 78

5.	In part, your response to our prior comment 12 referenced SPE 144205-PP (Exhibit 99.2) as the source for the disclosed recovery efficiency of 9% to 12% of the remaining reservoir oil. Please amend your document to include that paper’s expressed requirement on page 7, “However, the true swept area between these two wells is unknown, and further work is required to resolve the improvement to sweep efficiency and corresponding incremental benefit. Further work & extension of the pilot is planned.”

Response: We have revised the Form S-4 on page 79 in response to the Staff’s comment by including the disclosure set forth above.

The Etzold Field Acquisition, page 87

6.	Your disclosure in response to our prior comment 16 indicated your microbial enhancement with the AERO process on the South Etzold field was unsuccessful. Please amend your document to disclose separately the results of your AERO activities for the North Etzold Unit and for the South Etzold unit. Include incremental volumes of oil recovered due to microbial enhancement, costs used for such enhancements and any other parameter changes that you regard as important.

Response: In addition to the above comment, we received the Staff’s supplemental oral comment regarding revising the risk factors of the Form S-4 related to the results of the Etzold field phase 2 redevelopment. We have revised the Form S-4 on pages 22 and 87 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Glori, page 96

Year ended December 31, 2012 and 2013, page 105

7.	You disclose in this section that “[r]evenue increased by $1,038,000, or 48%, to $3,219,000 for the year ended December 31, 2013…The increase was primarily attributable to an increase in field injection services of $1,506,000…The $1,506,000 field injection services increase is primarily due to an increase in revenues from AERO field injection services of $925,000 in Texas and $728,000 in Canada.” Please enhance this disclosure to explain the reasons underlying this increase in revenues from AERO field injection services. Please see Item 303(a)(3)(iii) of Regulation S-K.

Response: We have revised the Form S-4 on page 105 in response to the Staff’s comment.

Exhibit 99.4

8.	We note this third party reserve report presents unproved reserves that are not discussed in your registration statement and are summed together with proved reserves in non-compliance with our Compliance and Disclosure Interpretations ("C&DIs"), Question 105.01. Please amend your document to disclose and discuss these unproved reserves (refer to Item 1202(a)(2) of Regulation S-K) and file a third party report that complies with Question 105.01, or file a third party report that has no unproved reserves. Question 105.01 is available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: Exhibit 99.4 has been revised in response to the Staff’s comment.

9.	In addition, as required by Item 1202(a)(8) of Regulation S-K, please ensure that the amended third party report includes: (i) the purpose for which the report was prepared, i.e. filing with the SEC in accordance with SEC definitions, not PRMS as stated on page 5; (ii) the date on which the report was completed; (iii) The proportion of the registrant’s total reserves covered by the report; (viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report; (ix) A brief summary of the third party’s conclusions with respect to the reserves estimates. Also include the technical qualifications of the individual primarily responsible for the report per Item 1202(a)(7) of Regulation S-K.

Response: Exhibit 99.4 has been revised in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing esponses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

Glori Acquisition Corp.

By:	/s/ Mark Chess
Name: Mark Chess
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP